Genomic Health, Inc.
301 Penobscot Drive
Redwood City, California 94063
September 26, 2005
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Genomic Health, Inc.
Registration Statement — Form S-1 (File No. 333-126626)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Genomic Health, Inc. (the “Registrant”) hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1, relating to the registration of 5,769,230 shares of the Registrant’s Common Stock, to become effective at 4:00 p.m. (Eastern Daylight Time) on September 28, 2005, or as soon thereafter as possible.

GENOMIC HEALTH, INC.
By:	/s/ G. Bradley Cole
G. Bradley Cole,
Executive Vice President and CFO

cc:	G.A. Lombardi
J.D. Hovey